August 11, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attn:	David Gessert
J. Nolan McWilliams

Re:	Bullish
Acceleration Request for Bullish
Registration Statement on Form F-1
File No. 333-288780

Ladies and Gentlemen:

We refer to the registration statement on Form F-1 (File No. 333-288780) (as amended, the “Registration Statement”), of Bullish (the “Company”), relating to the registration of the Company’s ordinary shares, nominal value $0.002 per share.

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, (the “Act”) we, as representatives of the several underwriters (the “Underwriters”), hereby respectfully request that the effectiveness of the Registration Statement be accelerated so that it may become effective at 4:00 P.M. (Eastern time) on August 12, 2025, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating Underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC JEFFERIES LLC

As representatives of the several underwriters
J.P. MORGAN SECURITIES LLC

By:	/s/ Alaoui Zenere
Name: Alaoui Zenere
Title: Managing Director

JEFFERIES LLC

By:	/s/ Kevin Lacerda
Name: Kevin Lacerda
Title: Managing Director

[Signature Page to Acceleration Request]